Exhibit 12

Cytec Industries Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31,
	2011	2010	2009

Earnings from continuing operations before income taxes, equity in earnings of associated companies, minority interest and cumulative effect of accounting change	$231.9	$194.3	$(20.4)
Add:
Distributed income of associated companies	1.3	1.4	2.0
Amortization of capitalized interest	2.8	2.2	1.9
Fixed charges	49.2	45.9	44.3
Less:
Capitalized interest	(4.6)	(3.1)	(8.2)
Minority interest	(3.1)	(2.8)	(1.6)

Earnings as adjusted	$277.5	$237.9	$18.0

Fixed charges:
Interest on indebtedness including amortized premiums, discount and deferred financing costs (1)	$45.0	$42.1	$39.8
Portion of rents representative of the interest factor	4.2	3.8	4.5

Fixed charges	$49.2	$45.9	$44.3

Ratio of earnings to fixed charges	5.6	5.2	0.4

(1)	Interest on unrecognized tax benefits is not included as it is recognized as part of income tax expense.